EXHIBIT 99.1

Complexity Gaming Signs Sponsorship Agreement with ARterra, a Digital Collectibles and NFT Platform for Esports and Gaming

January 27, 2022, Toronto, Ontario – Complexity Gaming, a GameSquare Esports Inc. company (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), has entered a sponsorship agreement with ARterra Labs Co. (“ARterra”), an NFT (Non-Fungible Token) platform hyper-focused on the esports and gaming market. ARterra has been named the Official NFT Marketplace of Complexity Gaming and the Exclusive NFT Platform of Complexity Gaming. The sponsorship is meaningful to Complexity with additional opportunities to expand and grow the sponsorship as ARterra seeks to accelerate engagement within the esports and gaming community. Complexity and ARterra will collaborate on the official launch of the platform and together intend to build engagement strategies to ensure authenticity for the gaming and esports community through education and enhanced understanding of digital collectibles. ARterra has created a carbon neutral platform and marketplace and strives to create genuine utility for its fans and creators.

“NFTs are an incredible technology, and we are excited to have named ARterra as the Official NFT Marketplace of Complexity and our Exclusive NFT Platform,” said Justin Kenna, CEO of GameSquare. “I have been incredibly impressed with ARterra and we are thrilled to be partnering with a leader in the NFT industry as it launches one of the most exciting NFT platforms and marketplaces serving esports and gaming. The applications for NFTs are incredible and we look forward to being involved in fan education and helping our large and growing fan base be a part of this global phenomenon in an environmentally conscious way that ensures true utility of digital collectibles.”

“We love the competitive history and the incredibly engaging content creators at Complexity Gaming,” added Bridge Craven, CEO  of ARterra. “We strive to provide authentic digital collectible experiences for fans to engage more deeply with the brands that they love. Importantly, we believe that bringing enhanced understanding to fans is critical as digital collectibles grow in popularity. The use cases of NFTs is limited only by a creator’s imagination and ARterra intends to be the leading platform and marketplace through strategic partnerships with long-standing and exciting organizations like Complexity. We see tremendous potential to work with Jason Lake and the talented team at Complexity as we build a top-tier fan engagement solution for esports and we look forward to a full launch in the near future to provide gamers with solutions that put what is important to them first..”

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About ARterra Labs Co.

Built on the NEAR Blockchain, ARterra is an NFT platform, marketplace, and API solution for elevating fan engagement. The NFTs created on the Platform are carbon neutral. ARterra’s API/SDK enables a fully customizable platform for collectors and creators. Users have access to extensive analytics to manage the collection and creation of tokens. Esports fans and gamers can buy, sell, trade and earn through rewards from officially licensed NFTs of your favorite teams, players & creators on ARterra’s marketplace.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance; the Company’s ability to integrate and monetize its core asset portfolio; the business and operations of the Company and its subsidiaries; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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